Exhibit 15.1

High Times enters into Strategic Agreement with Red White & Bloom, Inc.

Agreement with Red, White & Bloom Creates Pathway to Enter Three Key States

LOS ANGELES —June 05, 2020 — Hightimes Holding Corp., the owner of High Times®, the most well-known brand in cannabis, today announces that it has entered into a series of agreements with Red, White & Bloom, Inc. (CSE:RWB) (“RWB”) with the goal of the branding of High Times dispensaries and development of cannabis based CBD and THC products in the States of Michigan, Illinois and Florida.

RWB and its investee will use the HightimesTM trademark, logo and brand to rebrand its 18 planned and operational dispensaries as High Times stores. Together, such stores represent more than 20% of the cannabis market share across the state. RWB’S Investee is the leading cannabis company in Michigan, with dispensaries, indoor/outdoor cultivation and product manufacturing established over the last two years. In addition, as a result of the acquisition of Newco, RWB will also acquire the rights to brand retail and medical dispensaries and products, in the states of Illinois and Florida, and may utilize RWB’s massive 3.6 million square foot facility in Illinois for the production of proprietary branded CBD products and whole hemp flower strains for distribution nationally.

In addition to transforming the dispensaries to become High Times branded destinations and launching delivery capabilities in select locations, High Times branded products including vapes, tinctures, topicals, and edibles will be available within both owned dispensaries and other 3rd party outlets. The company has aggressive growth plans and is entering the market at a time when the retail landscape has been significantly changed.

“High Times is a 46-year-old brand with an immense amount of recognition and credibility across the world,” said Peter Horvath, Chief Executive Officer of Hightimes Holding Corp. “Licensing the High Times name, advising on dispensary operations, and providing input on product development allows the company to drive significant revenue from licensing fees without assuming the complexity associated with owning and operating dispensaries and scaled cultivation and manufacturing facilities nationwide. RWB has built an incredible and expansive retail footprint in a quick time frame that we can strengthen through applying the High Times Brand.”

The Hightimes subsidiary holding the HightimesTM trademark, logo and brand worldwide (the “Hightimes Licensing Company”), sublicensed such intellectual property to a newly formed special purpose Hightimes subsidiary (“Newco”) for the purpose of using and branding retail and medical dispensaries and products in the State of Michigan and, subject certain regulatory approvals, in the States of Illinois and Florida as well. Under the terms of the agreement, a newly formed Canadian subsidiary of Hightimes that owns Newco sold to RWB 100% of the equity of Newco. In consideration for the sale, the Hightimes Licensing Company will receive $15,000,000 of RWB common shares which are expected to trade on the Canadian Securities Exchange and, subject to certain conditions, may receive an additional $5,000,000 of RWB common shares in the future. In addition to the share consideration, the Hightimes Licensing Company expects certain Minimum Guarantee payments during the term of the agreement and any renewal period.

Hightimes Holding Corp. has recently made several announcements ahead of the closing of its Regulation A+ IPO, including the appointment of CEO Peter Horvath and its proposed entry into retail cannabis dispensaries with the planned acquisition of 13 California dispensaries from Harvest Health & Recreation, one of the largest multi-state operators in cannabis. Through these and other strategic transactions, High Times intends to become one of the largest cannabis companies in California, and is working quickly to do the same in Michigan, Illinois and Florida.

The announcement comes on the heels of an extension to the High Times Regulation A + IPO campaign. Investors interested in becoming a shareholder are encouraged to visit hightimesinvestor.com to view the High Times offering circular and all related filings with the SEC, including the numerous Current Report Form 1-U disclosures. You can also email invest@hightimes.com or call with the brand’s investment hotline at 1 (833) BUY-HTHC (833-289-4842). View our latest Regulation A+ offering circular and our SEC filings, including the numerous Current Report Form 1-U disclosures at https://www.sec.gov/Archives/edgar/data/1714420/000149315219008495/partii.htm and https://www.sec.gov/cgi-bin/browse-edgar?company=hightimes&owner=exclude&action=getcompany.

About High Times:

For more than 45 years, High Times has been the world’s most well-known cannabis brand - championing the lifestyle and educating the masses on the benefits of this natural flower. From humble beginnings as a counterculture lifestyle publication, High Times has evolved into hosting industry-leading events like the Cannabis Cup and the High Times Business Summit, while providing digital TV and social networks, globally distributed merchandise, international licensing deals and providing content for its millions of fans and supporters across the globe. In the world of Cannabis, High Times is the arbiter of quality. For more information on High Times visit http://www.hightimes.com.

About Red White & Bloom:

Red White & Bloom, building on its first mover advantage (through its investments and pending acquisitions in the states of Michigan, Florida, Massachusetts and Illinois) is a multi-state operator that enters markets at scale. The Company’s portfolio (following completion of the pending acquisitions) will include superior brands and proprietary product development capabilities, focused on a “house of brands” strategy in both cannabis as well as hemp-derived products.

Forward Looking Statements

This press release contains information about Hightimes Holding Corp.’s view of its future expectations, plans and prospects that constitute forward-looking statements. In addition, consumption of the transactions contemplated with Harvest Health or any other dispensaries remain subject to certain closing conditions, including the receipt of certain regulatory and third-party consents. Subject to meeting such closing conditions, Hightimes is aiming to close the Harvest Health transaction as soon as is reasonably practicable.

Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to maintain and grow its business, variability of operating results, its development and introduction of new products and services, marketing and other business development initiatives, among other things. For further information about Hightimes, Hightimes encourages you to review its filings with the Securities and Exchange Commission, including its Form 1-A Offering Circular dated July 27, 2018, its Offering Circular supplement dated May 31, 2019, and all subsequent filings, including its Current Reports on Form 1-U, dated June 05, 2020.

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